UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42908

BGIN BLOCKCHAIN LIMITED

#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 9658 5681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Departure of Communication Officer

Mr. Nicholas Williams has served as the communication officer of BGIN BLOCKCHAIN LIMITED (the “Company”) since March 2025. On November 28, 2025, the Company terminated its employment relationship with Mr. Williams on a mutual amicable basis, and on the same date, the Company entered into a severance agreement with Mr. Williams (the “Severance Agreement”). Pursuant to the Severance Agreement, Mr. Williams will receive a lump sum severance payment equal to three months of his monthly salary.

The Severance Agreement contains a general release of all claims against the Company and standard indemnification provisions.

The foregoing description of the Severance Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Severance Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Severance Agreement entered into by and among BGIN BLOCKCHAIN LIMITED, Bgin Chip Limited, and Nicholas Williams, dated November 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGIN BLOCKCHAIN LIMITED

Date: December 5, 2025	By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer (principal executive officer)

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